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                                                              EXHIBIT (a)(1)(xi)

E-mail

To:      Participating Infonet Services Corporation Employees
From:    Susan Murray
Date:    August 19, 2002

Dear Infonet Services Corporation Employees:

     The new stock options have been granted under the company's Stock Option Exchange Program. If you participated in the program, please log in to the AST StockPlan website at http://aststockplan.com to review your new options. Please accept the new options by clicking on the "Grants Agreement" button and following the instructions. If you do not have your account password, you can obtain it by calling AST StockPlan customer service at (888) 980-6456.

     If you have any questions, please reply to this note at optionexchange@Infonet.com.

     Thank you.

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